SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             ACX TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   005123 10 4
                                 (CUSIP Number)

Jill B.W. Sisson, Esq.                           Thomas A. Richardson, Esq.
General Counsel and Secretary                    Holme Roberts & Owen LLP
ACX Technologies, Inc.                           1700 Lincoln Street, Suite 4100
16000 Table Mountain Parkway                     Denver, CO 80203
Golden, Colorado  80403                          (303) 861-7000
(303) 271-7040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                Not Applicable**
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  This Amendment No. 3 is being filed to update Amendment No. 2.

                                                                  SEC 1746(2-98)

                                                   1 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                           William K. Coors
               I.R.S. Identification Nos. of Above Persons (entities only)


2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
               United States of America

Number of                                         7     Sole Voting Power
Shares                                                                   129,769
Beneficially                                      8     Shared Voting Power
Owned by                                                                       0
Each Reporting                                    9     Sole Dispositive Power
Person With                                                              129,769

                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             129,769 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 0.5 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 3,333 shares.


                                                   2 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             Joseph Coors
               I.R.S. Identification Nos. of Above Persons (entities only)


2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                           N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                        7             Sole Voting Power
Shares                                                                    5,136
Beneficially                                     8           Shared Voting Power
Owned by                                                                 250,000
Each Reporting                                   9        Sole Dispositive Power
Person With                                                                5,136
                                                 10     Shared Dispositive Power
                                                                         250,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                             255,136 *

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13          Percent of Class Represented by Amount in Row (11)
                             Approximately 0.9 % *

14          Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 2,000 shares.



                                                   3 of 21 Pages

CUSIP Number:  005123 10 4

1            Names of Reporting Persons
                             Peter H. Coors
              I.R.S. Identification Nos. of Above Person (entities only)


2            Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3            SEC Use Only


4            Source of Funds
                             N/A

5            Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)                                        /   /

6            Citizenship or Place of Organization
                             United States of America

Number of                                        7      Sole Voting Power
Shares                                                                     9,074
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                                9,074
                                                 10     Shared Dispositive Power
                                                                               0

11          Aggregate Amount Beneficially Owned by Each Reporting Person
                             9,074

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 0.03 %

14           Type of Reporting Person
                             IN


                                                   4 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             Joseph Coors, Jr.
               I.R.S. Identification Nos. of Above Person (entities only)


2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                        7      Sole Voting Power
Shares                                                                   708,240
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                              708,240
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             708,240 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 2.5 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 651,832 shares.



                                                   5 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             Jeffrey H. Coors
               I.R.S. Identification Nos. of Above Person (entities only)

2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                        7      Sole Voting Power
Shares                                                                   737,759
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                              737,759
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             737,759 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 2.6 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 664,970 shares.


                                                   6 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             Adolph Coors, Jr. Trust
               I.R.S. Identification Nos. of Above Person (entities only)

2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                        7      Sole Voting Power
Shares                                                                 2,800,000
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                            2,800,000
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,800,000

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.8 %

14           Type of Reporting Person
                             OO*


*  The reporting person is a trust.

                                                   7 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             Grover C. Coors Trust
               I.R.S. Identification Nos. of Above Person (entities only)

2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                        7      Sole Voting Power
Shares                                                                 2,727,016
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                            2,727,016
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,727,016

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.6 %

14           Type of Reporting Person
                             OO*


*  The reporting person is a trust.

                                                   8 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons
                             May K. Coors Trust
               I.R.S. Identification Nos. of Above Person (entities only)

2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                        7      Sole Voting Power
Shares                                                                 1,726,652
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                            1,726,652
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,726,652

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.1 %

14           Type of Reporting Person
                             OO*


*  The reporting person is a trust.

                                                   9 of 21 Pages

CUSIP Number:  005123 10 4

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Herman F. Coors Trust

2             Check the Appropriate Box if a Member of a Group
                                                                      (a)  /   /
                                                                      (b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             /   /

6        Citizenship or Place of Organization
                             Colorado

Number of                                        7      Sole Voting Power
Shares                                                                 1,435,000
Beneficially                                     8      Shared Voting Power
Owned by                                                                       0
Each Reporting                                   9      Sole Dispositive Power
Person With                                                            1,435,000
                                                 10     Shared Dispositive Power
                                                                               0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,435,000

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.0 %

14           Type of Reporting Person
                             OO*


*  The reporting person is a trust.

                                                  10 of 21 Pages

ITEM 1.             Security and Issuer

     This Amendment No. 3 to Schedule 13D relates to common stock, $.01 par value per share, issued by ACX Technologies, Inc. (the "Company") ("Common Stock").

     The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403. The Company is a holding company for ceramics, packaging, and technology-based businesses.


ITEM 2.               Identity and Background

     This Amendment No. 3 to Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule:
William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust ("Filing Persons").

     Each Filing Person disavows that he or it is acting with any other Filing Person(s) as a "group" under Section 13(d)(3) of the Act.

     The Filing Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) or Rule 13d-1(k)(2).

               A           NATURAL PERSONS

William K. Coors
Business Address:  c/o Adolph Coors Company
                   311 10th Street, Mail #NH311
                   Golden, Colorado 80401
Present Principal Occupation: Chairman of the Board of the Company (see Item 1 for principal business and address of the Company); Chairman of the Board and President of Adolph Coors Company ("Coors"), a holding company for beer business (see Business Address for address of Coors)

Joseph Coors
Business Address:  c/o Adolph Coors Company
                   311 10th Street, Mail #NH311
                   Golden, Colorado 80401
Present Principal Occupation: Director Emeritus of the Company (see Item 1 for principal business and address of the Company); Vice Chairman of the Board of Coors, a holding company for beer business (see Business Address for address of Coors)

Peter H. Coors
Business Address:  c/o Adolph Coors Company
                   311 10th Street, Mail #NH300
                   Golden, Colorado 80401
Present Principal Occupation: Vice President, Secretary and a director of Coors, a holding company for beer business (see Business Address for address of Coors); Chief Executive Officer of Coors Brewing Company, Golden, Colorado, 80401, a brewery and subsidiary of Coors

Joseph Coors, Jr.
Business Address:  c/o ACX Technologies, Inc.
                   16000 Table Mountain Parkway
                   Golden, Colorado 80403
Present Principal Occupation: Chief Executive Officer, President, and a director of the Company (see Item 1 for principal business and address of the Company)


                                                  11 of 21 Pages

Jeffrey H. Coors
Business Address:  c/o ACX Technologies, Inc.
                   16000 Table Mountain Parkway
                   Golden, Colorado 80403
Present Principal Occupation: Chief Executive Officer, President, and a director of the Company (see Item 1 for principal business and address of the Company)

None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

All of the above named persons are citizens of the United States of America.

               B.          TRUSTS

Adolph Coors, Jr. Trust
Principal Place of Business:  William K. Coors
                              Adolph Coors Company
                              c/o Patricia J. Smith
                              311 10th Street, Mail #NH311
                              Golden, Colorado 80401
Citizenship or Plan of Organization: Administered under the laws of the State of
                                     Colorado
Principal Purpose: To manage trust assets for the benefit of a class of beneficiaries
Trustees: Jeffrey H. Coors, William K. Coors, Joseph Coors, J.
          Brad Coors, Peter H. Coors

      J. Brad Coors (trustee; information regarding J. Brad Coors is provided because he serves as a trustee)
      Business Address:  c/o Adolph Coors Company
                         311 10th Street, Mail No. BC400
                         Golden, Colorado 80401
      Present Principal Occupation: General Manager of Coors, a holding company for beer business (see Business
                                    Address for address of Coors)

For the identity and background of the other Trustees, see Item 2, subsection A.

Grover C. Coors Trust
Principal Place of Business:  William K. Coors
                              Adolph Coors Company
                              c/o Patricia J. Smith
                              311 10th Street, Mail #NH311
                              Golden, Colorado 80401
Citizenship or Plan of Organization: Administered under the laws of the State of
                                     Colorado
Principal Purpose: To manage trust assets for the benefit of a class of beneficiaries
Trustees: Jeffrey H. Coors, William K. Coors, Joseph Coors, John
          K. Coors, Joseph Coors, Jr.

      John K. Coors (trustee; information regarding John K. Coors is provided because he serves as a trustee)
      Business Address:  c/o ACX Technologies, Inc.
                         16000 Table Mountain Parkway
                         Golden, Colorado 80403
      Present Principal Occupation: President of Coors Porcelain Company, 16000
                                    Table Mountain Parkway, Golden, Colorado
                                    80403, a manufacturer of ceramic components;
                                    a director of the Company (see Item 1 for principal business and address of the Company).

For the identity and background of the other Trustees, see Item 2, subsection A.

                                                  12 of 21 Pages

May K. Coors Trust
Principal Place of Business:  William K. Coors
                              Adolph Coors Company
                              c/o Patricia J. Smith
                              311 10th Street, Mail #NH311
                              Golden, Colorado 80401
Citizenship or Plan of Organization: Administered under the laws of the State of
                                     Colorado
Principal Purpose: To manage trust assets for the benefit of a class of beneficiaries
Trustees: Jeffrey H. Coors, William K. Coors, Joseph Coors, Peter
          H. Coors, Joseph Coors, Jr.

For the identity and background of the Trustees, see Item 2, subsection A.

Herman F. Coors Trust
Principal Place of Business:  William K. Coors
                               Adolph Coors Company
                               c/o Patricia J. Smith
                               311 10th Street, Mail #NH311
                               Golden, Colorado 80401
Citizenship or Plan of Organization: Administered under the laws of the State of
                                     Colorado
Principal Purpose: To manage trust assets for the benefit of a class of beneficiaries
Trustees: Jeffrey H. Coors, William K. Coors, Joseph Coors, Peter
          H. Coors, Joseph Coors, Jr.

For the identity and background of the Trustees, see Item 2, subsection A.

None of the above named trusts nor J. Brad Coors and John K. Coors have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

J. Brad Coors and John K. Coors are citizens of the United States of America.


ITEM 3.               Source and Amount of Funds or Other Consideration

               Not applicable.


ITEM 4.               Purpose of Transaction

     This Amendment No. 3 is being filed to report current and updating information regarding the Filing Persons and their beneficial ownership of Common Stock, including (i) the replacement of Joseph Coors, Jr. with J. Brad Coors as a trustee of the Adolph Coors, Jr. Trust and (ii) the replacement of Peter H. Coors with John K. Coors as a trustee of the Grover C. Coors Trust.

     None of the Filing Persons nor J. Brad Coors and John K. Coors has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange; (i) a class of equity securities of the company

                                                  13 of 21 Pages
becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.


ITEM 5.               Interest in Securities of the Issuer

As of August 3, 1999, there were 28,451,804 shares of Common Stock outstanding.

William K. Coors

(a)           Amount beneficially owned:                                 129,769
(b)           Percent of class:                              Approximately 0.5 %
(c)           Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                       129,769
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:          129,769
   (iv)  Shared power to dispose or to direct the disposition of:              0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 3,333 shares.

Joseph Coors

(a)          Amount beneficially owned:                                  255,136
(b)          Percent of class:                               Approximately 0.9 %
(c)          Number of shares as to which the person has:
    (i)  Sole power to vote or to direct the vote:                         5,136
   (ii)  Shared power to vote or to direct the vote:                     250,000
   (iii) Sole power to dispose or to direct the disposition of:            5,136
   (iv)  Shared power to dispose or to direct the disposition of:        250,000

Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 250,000 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 2,000 shares.

Peter H. Coors

(a)          Amount beneficially owned:                                    9,074
(b)          Percent of class:                              Approximately 0.03 %
(c)          Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                         9,074
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:            9,074
   (iv)  Shared power to dispose or to direct the disposition of:              0



                                                  14 of 21 Pages

Joseph Coors, Jr.

(a)          Amount beneficially owned:                                  708,240
(b)          Percent of class:                               Approximately 2.5 %
(c)          Number of shares as to which the person has:
    (i)  Sole power to vote or to direct the vote:                       708,240
    (ii) Shared power to vote or to direct the vote:                           0
    (iii)Sole power to dispose or to direct the disposition of:          708,240
    (iv) Shared power to dispose or to direct the disposition of:              0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 651,832 shares.

Jeffrey H. Coors

(a)          Amount beneficially owned:                                  737,759
(b)          Percent of class:                               Approximately 2.6 %
(c)          Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                       737,759
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:          737,759
   (iv)  Shared power to dispose or to direct the disposition of:              0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 664,970 shares.

Adolph Coors, Jr. Trust

(a)          Amount beneficially owned:                                2,800,000
(b)          Percent of class:                               Approximately 9.8 %
(c)          Number of shares as to which the person has:
    (i)   Sole power to vote or to direct the vote:                    2,800,000
    (ii)  Shared power to vote or to direct the vote:                          0
    (iii) Sole power to dispose or to direct the disposition of:       2,800,000
    (iv)  Shared power to dispose or to direct the disposition of:             0

Grover C. Coors Trust

(a)          Amount beneficially owned:                                2,727,016
(b)          Percent of class:                               Approximately 9.6 %
(c)          Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                     2,727,016
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:        2,727,016
   (iv)  Shared power to dispose or to direct the disposition of:              0



                                                  15 of 21 Pages

May K. Coors Trust

(a)          Amount beneficially owned:                                1,726,652
(b)          Percent of class:                               Approximately 6.1 %
(c)          Number of shares as to which the person has:
   (i)  Sole power to vote or to direct the vote:                      1,726,652
   (ii) Shared power to vote or to direct the vote:                            0
   (iii)Sole power to dispose or to direct the disposition of:         1,726,652
   (iv) Shared power to dispose or to direct the disposition of:               0

Herman F. Coors Trust

(a)          Amount beneficially owned:                                1,435,000
(b)          Percent of class:                               Approximately 5.0 %
(c)          Number of shares as to which the person has:
    (i)    Sole power to vote or to direct the vote:                   1,435,000
    (ii)   Shared power to vote or to direct the vote:                         0
    (iii)  Sole power to dispose or to direct the disposition of:      1,435,000
    (iv)   Shared power to dispose or to direct the disposition of:            0

John K. Coors

(a)          Amount beneficially owned:                                   39,558
(b)          Percent of class:                              Approximately 0.01 %
(c)          Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                        39,558
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:           39,558
   (iv)  Shared power to dispose or to direct the disposition of:              0

J. Brad Coors

(a)          Amount beneficially owned:                                    1,000
(b)          Percent of class:                            Approximately 0.0004 %
(c)          Number of shares as to which the person has:
   (i)   Sole power to vote or to direct the vote:                         1,000
   (ii)  Shared power to vote or to direct the vote:                           0
   (iii) Sole power to dispose or to direct the disposition of:            1,000
   (iv)  Shared power to dispose or to direct the disposition of:              0

None of the Filing Persons nor J. Brad Coors and John K. Coors have effected any transaction in the Common Stock during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey
H. Coors, J. Brad Coors, and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts, the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Except as described herein, no Filing Person nor J. Brad Coors and John K. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.


                                                  16 of 21 Pages

ITEM 7.  Material to Be Filed as Exhibits

       Exhibit 1:  Statement of Filing Persons pursuant to Rule 13d-1(k)(1)(iii)



                                                  17 of 21 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



William K. Coors


 /s/ William K. Coors                                August 16, 1999
-----------------------------------------            ---------------
                                                     Date


Joseph Coors


 /s/ Joseph Coors                                    August 16, 1999
-----------------------------------------            ---------------
                                                     Date



Peter H. Coors


 /s/ Peter H. Coors                                  August 16, 1999
-----------------------------------------            ---------------
                                                     Date



Joseph Coors, Jr.


 /s/ Joseph Coors, Jr.                               August 16, 1999
-----------------------------------------            ---------------
                                                     Date



Jeffrey H. Coors


 /s/ Jeffrey H. Coors                                August 16, 1999
-----------------------------------------            ---------------
                                                     Date





                                                  18 of 21 Pages

Adolph Coors, Jr. Trust

BY:


 /s/ William K. Coors                                August 16, 1999
-----------------------------------------            ---------------
William K. Coors                                     Date
Trustee



Grover C. Coors Trust

 BY:


  /s/ Joseph Coors                                   August 16, 1999
-----------------------------------------            ---------------
Joseph Coors                                         Date
Trustee



May K. Coors Trust

BY:


 /s/ Jeffrey H. Coors                                August 16, 1999
-----------------------------------------            ---------------
Jeffrey H. Coors                                     Date
Trustee



Herman F. Coors Trust

BY:


 /s/ Joseph Coors, Jr.                               August 16, 1999
-----------------------------------------            ---------------
Joseph Coors, Jr.                                    Date
Trustee

                                                  19 of 21 Pages